Exhibit 99.1

October 17, 2005

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi

Corporate Officer and General Manager

Corporate Communications Department

Telephone: +81-3-6225-1126

Report concerning revisions to the forecasted results of our sub-subsidiary company (Fuji Flour Milling Co., Ltd.)

Tokyo, October 17, 2005 – DAIICHI SANKYO COMPANY, LIMITED has announced that Fuji Flour Milling Co., Ltd., an affiliate company of our Group, has revised its business achievement forecasts for the fiscal year ended March 2006, which was originally released on May 13, 2005. (Please refer to the Appendix) The effect that these revisions to their forecasted business achievements will have on the consolidated results with our company is negligible.

Appendix

October 17, 2005

For Immediate Release

Company name: Fuji Flour Milling Co., Ltd.

Code no.: 2007

Please address inquiries to Takeyuki Nakura, Executive Director,

Administrative Headquarters and Director, Finance Department

Tel: +81-543-34-2311

Announcement of Revised Results Forecasts

In light of recent performance trends, the following revisions have been made to the results forecasts announced on May 13, 2005.

1. Revised Results Forecast for the Interim Period of Fiscal Year 2005 (April 1, 2005 – September 30, 2005).

		(Millions of yen, %)

	Net sales	Ordinary income	Net income
Previous forecast (A) (announced on May 13, 2005)	6,000	90	140
Revised forecast (B)	5,900	200	210
Increase/decrease (B-A)	- 100	110	70
Percentage increase/decrease	- 1.7	122.2	50.0
Results from the same period of the previous fiscal year (through September 2004)	6,213	44	- 26

2. Revised Results Forecast for the Fiscal Year 2005 (April 1, 2005 – March 31, 2006).

		(Millions of yen, %)

	Net sales	Ordinary income	Net income
Previous forecast (A) (announced on May 13, 2005)	11,800	225	200
Revised forecast (B)	11,500	230	220
Increase/Decrease (B-A)	-300	5	20
Percentage increase/decrease	-2.5	2.2	10.0
Results from the same period of the previous fiscal year (through March 2005)	11,949	28	-40

3. Reasons for the Revisions

Due to intensification of competition in the food and fisheries feed industries, net sales for this interim period are expected to fall short of previously announced forecasts. Due to the implementation of cost controls such as personnel retrenchment to effect cost reductions, and the strengthening of stock management to reduce logistics costs, ordinary income for this interim period is expected to exceed forecasts.

Regarding the forecast for the entire fiscal year, stringent market conditions are expected to continue through the latter half of the fiscal year, and sales are expected to fall short of the previous forecast. As for ordinary income forecasts, surges in logistics costs and oil-related materials costs are expected to accompany recent surges in crude oil prices. However, through continuing cost reduction efforts, we estimate that sales will surpass previously released forecasts.